Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 26, 2023

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 19, 2023, with respect to the Amendment for the Non-Traded REIT Fund Tracker ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

As noted in supplemental correspondence, the Trust desires to change the name of the Fund to the “Private Real Estate Strategy via Liquid REITs ETF.”

Prospectus – Summary – Fees and Expenses of the Fund

1.	Please supplementally provide the Staff with a fee table pre-effectively. To the extent that the Fund will have “other expenses,” please disclose them in the table.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that “Other Expenses” are estimated as 0.00% based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated “Other Expenses” for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Prospectus – Summary – Principal Investment Strategies

2.	With a view to disclosure, please explain in correspondence the advantages and disadvantages associated with investing in REITs that “have similar qualitative characteristics to the aggregate portfolio holdings of a select group of public, non-traded REITs.” Stated differently, what is the benefit and purpose of this focus on non-traded REITs relative to matching a universe of publicly-traded REITs?

Response: As noted in the Prospectus, the Sub-Adviser believes that the managers of non-traded REITS have extensive market and asset-level knowledge which comes from owning and managing large portfolios of real estate assets across many geographies and property sectors. In general, these firms have access to extensive real-time market data which enables them to identify and act upon market conditions and trends. The Sub-Adviser views the scale and capabilities of the managers of non-traded REITs as a competitive advantage which can be utilized as a tool in the construction and management of a portfolio of publicly-traded REITs. The fact that non-traded REITs are structured as public entities provides a level of disclosure and reporting which makes it possible to extract important information on a timely and consistent basis. The Sub-Adviser believes this enables it to provide effective strategic asset allocation decision-making across property sectors and geographies. The difference, however, is in the execution. Non-traded REITs implement their strategies with the purchase and sale of “real property,” which is time consuming and involves sizeable transaction costs. In contrast, the Sub-Adviser will execute upon similar strategic themes for the Fund by investing in publicly-traded REITs.

Additionally, the valuation methods between the two product structures differ, and as a result, the underlying valuations of properties may diverge depending on whether the structure is a non-traded REIT or a publicly-traded REIT. Non-traded REITs are “valued” monthly using an internally derived net asset value (NAV) calculation which utilizes appraisal-based and discounted-cash flow methodologies. This process typically results in a smoothing of reported returns over time. In contrast, publicly-traded REITs are valued akin to traditional publicly traded companies and are valued intraday on major stock exchanges. It is the Sub-Adviser’s expectation that valuations (of non-traded REITs and publicly-traded REITs) should converge over the long term, however, the difference between the two pricing mechanisms tends to result in shorter term deviations.

The Fund will strive to utilize the capabilities and knowledge base of the managers of non-traded REITs, but execute at the portfolio level not with real property that is priced via a monthly NAV calculation, but with liquid and transparent publicly-traded REITs that seek to replicate or mimic non-traded REIT underlying real estate characteristics.

The Prospectus disclosure has been revised to address the foregoing.

3.	Please explain how the Sub-Adviser decides which non-traded REITs are worth mimicking or does the Fund try to mimic the entire non-traded universe? How closely can the Fund mimic the non-traded universe while meeting 1940 Act requirements? How different are publicly-traded/non-traded REITs in terms of these characteristics?

Response: The Sub-Adviser has monitored the long-term track records of several of the largest non-traded REITs along with their investment methodologies and best practices. The Fund’s investment strategy is designed to replicate or mimic the investment characteristics and allocations that have been developed and articulated by leading non-traded REITs. The Fund will seek to execute this by investing in publicly-traded REITs instead of real property. Given that the Fund will implement its investment strategy by investing in liquid, publicly-traded REITs, the Fund does not anticipate that the implementation of the investment strategy will be limited due to concerns over compliance with the requirements of the 1940 Act.

By way of illustration, a non-traded REIT which has a portfolio consisting of 50% rental housing and 50% industrial real estate can be replicated with a diverse portfolio of residential and industrial publicly-traded REITs in equal measure. In addition to the sub-sector allocation, the Fund will also seek to replicate the geographic mix, property class, and any other fundamental factor identified by the Sub-Adviser.

While the performance of non-traded REITs is determined by non-market forces (often appraisal-based NAVs), the Sub-Adviser cannot guess as to what the appraisers may say, and therefore cannot target a price return for replication. Therefore, the Fund does not seek to replicate the performance returns of non-traded REITs. Rather, the Sub-Adviser will seek to replicate the makeup of the non-traded REIT portfolios using fundamental characteristics which will produce a diversified portfolio of real estate (via investments in publicly-traded REITs) that is extremely similar by tangible measures such as: age, quality, tenant profile, lease term, etc.

4.	Discuss briefly how the Sub-Adviser will choose (including the data used and type(s) of analysis undertaken) from among the publicly-traded REITs that meet the allocation criteria.

Response: The Sub-Adviser has a highly experienced advisory board and management team with considerable expertise in the investment, analysis, and formation of publicly-traded REITs. A combination of quantitative and qualitative considerations will be utilized in the analysis of publicly-traded REITs including corporate track record, asset quality, balance sheet quality, financial transparency and disclosure and valuation. Third-party data sources include Costar and Bloomberg along with Wall Street Research. Primary data sources include company financial disclosures and supplemental reports.

5.	The disclosure indicates that the Fund (i) will not invest in non-traded REITs, and (ii) although the Fund will attempt to replicate some of the characteristics of select public non-traded REITs, it is unclear how the Fund will track them in the traditional sense (e.g., tracking an index). Please clarify, especially in the context of Rule 35d-1 (the Names Rule).

Response: As discussed in supplemental correspondence with the Staff, the Trust intends to remove “tracker” from the Fund’s name and desires to change the name of the Fund to the “Private Real Estate Strategy via Liquid REITs ETF.” The Fund’s investment strategy is designed to replicate or mimic the investment characteristics and allocations that have been developed and articulated by leading non-traded REITs. As noted above, the Fund will execute this by investing in publicly-traded REITs instead of real property.

With respect to the Fund’s name, the goal of the Adviser and Sub-Adviser is to transparently reflect the Fund’s investment strategy in the name. The adopting release for Rule 35d-1 provides that an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing the investment objectives and strategies in the prospectus. In the May 2022 proposing release for amendments to Rule 35d-1, the Staff acknowledges that “investment-focus-suggesting terms used in a fund’s name may have more than one reasonable definition.” The Trust believes that the proposed Fund name (Private Real Estate Strategy via Liquid REITs ETF) complies with the requirements of Rule 35d-1 and that the Fund’s name is consistent with the Fund’s disclosed principal investment strategies. The Trust believes that the Fund’s principal investment strategies articulate a clear strategy to utilize publicly-traded liquid REITs to construct a portfolio that has qualitative characteristics and allocations similar to those of certain privately offered REITs, and that the Fund’s name would not be misleading to investors.

6.	Supplementally advise the Staff (i) how the Sub-Adviser determines the public non-traded REIT universe and (ii) the availability of performance returns to track.

Response: There are several sources for monitoring and tracking non-traded REITs including public financial disclosures (10-Q, 10-K, annual reports, etc.) along with data providers such as The IPA/Stanger Monitor and Blue Vault. As noted in the response to Comment 3, above, the Fund does not seek to replicate the performance returns of non-traded REITs.

7.	It is our understanding that the location and quality of actual real estate included in a REIT, as well as tenancy rates and leverage, can have a significant impact on a REIT’s performance and cause REITs within categories to vary widely performance-wise. We also understand that REITs are sensitive to socio-economic trends, such as work-from-home, demographic shifts, and interest rate changes. Clarify whether such factors play a role in the Fund’s investment analysis. How are they addressed in risk disclosure? Please advise or revise as needed.

Response: The Trust responds by supplementally noting that the factors referenced above do play a critical role in the Sub-Adviser’s investment analysis. These factors are primarily addressed in the Fund’s risk disclosures pertaining to “Recent Market Event Risks” and “REIT Risk.” By way of example, external events such as a material dislocation in interest rates could affect the availability and terms of credit as well as have an impact on the value of real estate and REITs. This is precisely why the Sub-Adviser believes that a fundamental replication is more relevant than a statistical one in this category.

The Prospectus’ “Management Risk” disclosure has been enhanced to address risks related to the characteristics of individual companies and factors mentioned above.

8.	Please clarify what a “net lease REIT” is using plain English principles.

Response: The Prospectus has been revised to clarify the foregoing phrase.

Prospectus – Summary – Principal Risks of Investing in the Fund

9.	Because it appears that mortgage-backed securities (MBS) will constitute less than 10% of the Fund’s portfolio, consider moving the “Debt Securities Risk” disclosure after the “REIT Risk” disclosure.

Response: The Prospectus has been revised to re-order the risk disclosures accordingly.

Prospectus – Additional Information About the Fund – Principal Investment Strategies

10.	Please explain in context when the Fund would engage in temporary defensive measures, particularly since this ETF appears to be tracking non-traded REITs.

Response: The Trust responds by supplementally noting that the Fund could engage in temporary defensive measures as the result of external events such as war, pandemic, financial crisis, etc. The Fund has this flexibility given its underlying holdings are liquid securities (publicly-traded REITs). The Adviser and Sub-Adviser do not anticipate taking any of these measures during the normal course of market cycles. This is an allowance meant for extraordinary events.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Private Real Estate Strategy via Liquid REITs ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.59%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.59%

1 The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $60	3 Years: $189